Mail Stop 4561

December 21, 2006

Ms. Stephanie G. Dimarco
Chief Executive Officer and President
Advent Software, Inc.
301 Brannan Street
San Francisco, California 94107

> **Re:** **Advent Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 000-26994**

Dear Ms. Dimarco:

We have reviewed the above-referenced filings and your response letter dated November 17, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 70

1.    We note your response to prior comment 2, which clarifies your revenue recognition policy for Geneva products sold under an Assets Under Administration ("AUA") model. Your response states, in part, that for term license AUA arrangements you "deem the

entire fee for measurement determinable, due and payable upon receipt of the customer's AUA report which is received quarterly or annually in arrears." Please clarify how you consider Scenario No. 2 of Technical Practice Aid 5100.76 when accounting for term license AUA arrangements. Specifically, please address the following:

- Your response indicates that AUA fees are only fixed and determinable at the completion of the measurement period, i.e. when you receive the customer's AUA report. Clarify why you are not able to reliably estimate the amount of AUA fees that are earned in a particular period. Please explain whether you have insight into the amount of incremental AUA fees you earned in a particular period prior to receiving the AUA report. In this respect, we note your disclosure on page 28 of your September 30, 2006 Form 10-Q which states, "[you] expect license and development fee revenues to increase in the fourth quarter 2006, due to certain Assets Under Administration (AUA) clients whom [you] assess and bill on an annual basis." If you are not able to estimate your incremental AUA fees in a particular period, please clarify how you were able to determine that fourth quarter 2006 revenue would increase due to AUA fees that you bill on an annual basis as of September 30, 2006.

- Clarify whether you deem the entire arrangement fee or only AUA incremental fees due and payable upon receipt of the customer's AUA report. That is, clarify whether you recognize the arrangement fee for the minimum AUA value prior to receipt of the customer's AUA report.

2. Your response to prior comment number 2 also states that you record all incremental revenue generated from AUA fees in your license revenue financial statement caption. Please clarify why you do not allocate this revenue between license and maintenance financial statement captions using your 55%:45% economic value split. Please clarify why you classify the incremental AUA fees differently than the minimum AUA value fees.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

3. We note your response to prior comment number 3 with respect to your policy for single-year term license. Clarify why you believe that it is appropriate to establish VSOE of fair value of the single-year term license and undelivered PCS element in this arrangement as if they were one element. Please reference the accounting literature you applied when

making this determination.  If you conclude that you have not established VSOE of all undelivered elements, tell us how your accounting for this arrangement complies with paragraph 12 of SOP 97-2.  In addition, tell us the amount of revenue you recognized in this arrangement prior to completing the professional services and the period(s) that you recognized such revenue.

Results of Operations for the Three and Nine Months Ended September 30, 2006 and 2005

Net Revenues, page 28

4.      We note your disclosure, "[d]uring the third quarter of 2006, [you] recorded a catch-up adjustment of approximately $529,000 to net revenues related to three term license invoices which were not sent to customers in a timely manner."  Clarify how you determined that it is appropriate to report the correction of this error in the third quarter of 2006.  Clarify how you determined that the correction of the error did not have a material impact in the period the error was corrected, i.e. the third quarter of 2006.  Please provide your full materiality analysis in accordance with SAB 99, including the impact the correction of the error had on net income in the third quarter of 2006.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,


Stephen Krikorian
Accounting Branch Chief